

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

Re: Digital Development Partners, Inc.
    Current Report on Form 8-K
    Filed January 7, 2020
    File No. 0-52828

Dear Mr. Deneault:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing

cc: Eric J. Newlan, Esq.